McGuireWoods LLP

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Main Telephone (804) 775-1000

Main Fax (804) 775-1061

September 4, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Post-Effective Amendment No. 5 to Form S-11

Registration No. 333-147414

Ladies and Gentlemen:

On behalf of Apple REIT Nine, Inc. (the “Company”), we are hereby making an EDGAR filing of Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11.

This Post-Effective Amendment is being filed solely in response to the Company’s Registration Statement undertaking in Item 37 of its Form S-11, as amended. As part of that undertaking, the Company consolidates its “sticker supplements” into a post-effective amendment at least every three months.

Consistent with its Registration Statement undertakings and with an oral comment received from the SEC staff in connection with its Post-Effective Amendment No. 4, the Company has “updated” its base prospectus dated April 25, 2008 by preparing a new prospectus dated September  , 2009 (the “New Prospectus”).  The New Prospectus combines: (1) information from the base prospectus dated April 25, 2008 that is still current, and (2) updated information from various supplements to the base prospectus.

In preparing the New Prospectus, the Company believes that it has followed all relevant rules and guidance provided by the staff on the preparation of post effective amendments by non-traded real estate investment trusts. We also believe that in the current filing, the Company has complied with all staff comments given on its preceding post-effective amendments.

Part II of the Registration Statement has been updated to include a new exhibit list. Certain exhibits are being filed as part of the Company’s Registration Statement.

Should you have any questions regarding this filing, please contact either Martin B. Richards at (804) 775-1029 or David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards